Exhibit 7.1

PETROLEOS MEXICANOS SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges

(In thousands of Mexican pesos)

	2012	2011
IFRS
Fixed Charges(1):
Interest capitalized in fixed assets	2,110,075	4,292,351
Interest expense	72,951,202	63,003,854

Total interest cost	75,061,277	67,296,206
Total Fixed Charges	75,061,277	67,296,206

Net income (loss)	2,600,478	(106,942,257)
Hydrocarbon Income Tax (IRP)	2,442,280	(677,392)
Income Tax and Others	2,138,856	3,853,408
Profit sharing in subsidiaries and affiliates (income from equity investees)	4,797,607	(810,753)

Pretax income from continuing operations before income from equity investees	11,979,221	(104,576,993)
Fixed Charges(1):	75,061,277	67,296,206
Amortization of interest capitalized	84,403	171,694
Dividends received on Investments in shares	685,704	599,907
Interest capitalized in fixed assets	(2,110,075)	(4,292,351)

Earnings	85,700,530	(40,801,538)

Amount by which fixed charges exceed earnings	(10,639,253)	108,097,743
Ratio of earnings to fixed charges	1.14	(0.61)

(1)	These figures do not include rental expense.